Exhibit 1

EMBRAER ANNOUNCES FIRST QUARTER 2006 RESULTS IN US GAAP

The company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with US GAAP. The financial data presented in this document for the quarters ended March 31, 2006, December 31, 2005 and March 31, 2005 are derived from our unaudited financial statements. In order to better understand the Company’s operating performance, we are also presenting at the end of this release certain information in accordance with the Brazilian Corporate Law (“Brazilian GAAP”).

São José dos Campos, May 12, 2006 -  Embraer (BOVESPA: EMBR3, EMBR4) (NYSE: ERJ), the world’s leading manufacturer of commercial jets up to 110 seats, recorded in the first quarter of 2006 net sales of US$808.3 million and net income of US$65.3 million, equivalent to diluted earnings per ADS of US$0.37. The firm order backlog as of March 31, 2006 totaled US$10.4 billion.

While net sales increased by US$45.0 million in the first quarter of 2006, gross margin decreased to 28.7%, compared to 35.1% in the same period in 2005. When compared to 4Q05, gross margin increased by 50 basis points despite the 2.4% appreciation of the real against the U.S. dollar during the first quarter of 2006. It is important to note that most of the decrease in gross margin in 1Q06 compared to 1Q05 is related to the 17.7% average appreciation of the real against the U.S. dollar during the period and the E-Jets learning curve. The number of E-Jets delivered in 1Q06 more than doubled compared to the number of E-Jets delivered in 1Q05 changing the product mix, which negatively impacted gross margin. As a new product, the gross margin of aircraft from the EMBRAER 170/190 family is facing some pressure associated with its learning curve. In comparison, aircraft from the ERJ 145 family also faced some margin pressures during their initial series production, which was normalized over the past years.

Since almost half of the operating expenses are real denominated, the appreciation of the real against the U.S. dollar also had a negative impact on income from operations, which reached US$36.5 million in 1Q06 compared to US$124.5 million in the same period in 2005. In addition, operating expenses were impacted by an increase in selling expenses associated with additional support provided to EMBRAER 190 customers and the implementation of a sales force and marketing strategy to promote the Phenom 100 and Phenom 300. The development of the Phenom executive jets also contributed to an increase in research and development expenses of approximately US$8.7 million in 1Q06.

The decrease in income from operations resulted in a net income and net margin of US$65.3 million and 8.1% in 1Q06, respectively, lower than the US$96.5 million in net income and the 12.6% in net margin recorded in 1Q05.

Nevertheless, the company had a net cash position [1] of US$302.5 million at March 31, 2006, compared to a net debt position of US$166.8 million at the end of 1Q05, a reflection of lower inventory and accounts receivable levels.

[1] Net cash = Cash and cash equivalents + Temporary cash investments - Loans

1st Quarter 2006 Highlights

•	A total of 27 jets were delivered during 1Q06 including 21 jets to the Airline Market, four Legacy 600 jets to the Executive Jet Market, and two EMBRAER 170 to the Defense and Government Market.

•	On January 18, 2006, China Eastern Airlines Wuhan Ltd acquired five 50-seat ERJ 145 LR aircraft from Harbin Embraer.

•

On January 26, 2006 – Standard & Poor’s, one of the largest and most prestigious rating agencies in the world, initiated coverage of Embraer, assigning its ‘BBB-’ Local and Foreign Currency Corporate Credit Rating.

•

Embraer and U.S. Airways Group, Inc. announced on February 10, 2006 they have reached an agreement to convert the previously ordered 57 EMBRAER 170s into 25 firm EMBRAER 190 aircraft and 32 additional firm EMBRAER 190 aircraft subject to reconfirmation by US Airways.

•	On March 15, 2006, AeroRepública of Bogotá, Colombia, placed a firm order for five EMBRAER 190s with options for an additional 20 aircraft.

•	On March 22, 2006, Royal Jordanian Airlines acquired seven firm EMBRAER 195s, with deliveries due to start in the fourth quarter of 2006.

•

At the Extraordinary General Shareholders meeting held on March 31, 2006, Embraer shareholders, including holders of common, preferred and American Depositary shares, approved a capital restructuring of Embraer that consists of the adoption of a new capital structure composed of only common shares, thus extending voting rights to all shareholders.

Income Statement Highlights

A comparative table of the main items of Embraer’s consolidated income statement is presented below for the three months ended March 31, 2005 and 2006 (1Q05 and 1Q06) and for the three months ended December 31, 2005 (4Q05).

Income Statment	4Q05	1Q05	1Q06

		(Unaudited)
	In US$ millions, except % and earnings per ADS>
Net Sales	1,189.9	763.3	808.3
Gross Profit	335.3	268.0	231.9
Gross Margin	28.2%	35.1%	28.7%
Selling, general administrative, other expenses and equity in income from affiliates	(168.9)	(101.1)	(145.7)
Research and development	(31.1)	(30.4)	(49.7)
Employee profit sharing	(20.9)	(12.0)	—
Income from operations	114.4	124.5	36.5
Operating margin	9.6%	16.3%	4.5%
Net financial income (expenses)	23.7	(7.1)	32.0
Foreign exchange gain (loss), net	4.3	2.9	1.3
Other non-operating income (expense), net	9.8	—	3.6
Income before income taxes	152.2	120.3	73.4
Income tax expense	6.0	(22.5)	(8.0)
Minority interest	(2.2)	(1.3)	(0.1)
Net income	156.0	96.5	65.3
Net margin	13.1%	12.6%	8.1%
Earnings per ADS - basic	0.8932	0.5537	0.3730
Earnings per ADS - diluted	0.8888	0.5504	0.3713

Net Sales and Cost of Sales & Services

Despite a slightly lower number of total aircraft delivered, Embraer’s net revenues during 1Q06 reached US$808.3 million, a 5.9% increase over revenues for the same period in 2005, mainly due to the increase in deliveries of jets with higher aggregate value.

Aircraft delivered(*) by sector	4Q05	1Q05	1Q06

Airline Market	32	28	21
ERJ 135	—	2	—
ERJ 145	6	16	4
ERJ 140	—	—	—
EMB 120	—	—	—
EMBRAER 170	11	10	8 (1)
EMBRAER 175	5	—	1
EMBRAER 190	10	—	8
Defense and Governments Market	2	—	2
EMBRAER 170	—	—	2
Legacy 600	2	—	—
Executive Jet Market	6	2	4
Legacy 600	6	2	4

Total	40	30	27

(*) Deliveries identified by parentheses were aircraft delivered under operating leases.

Due to a lower number of aircraft delivered, net revenue for the airline segment totaled US$504.2 million in 1Q06 compared to US$578.2 million in the same period in 2005.

Compared to 1Q05, net revenue for the defense segment in 1Q06 remained stable at US$78.5 million representing 9.7% of the Company’s net revenues. Current contracts for the defense segment include the upgrade of the F-5BR and AMX fighters for the Brazilian Air Force as well as the Super Tucano contract.

Revenue for this segment also includes aircraft configured for transportation of authorities and aircraft sold to state-owned airlines.

Deliveries to the executive jet market doubled in 1Q06 resulting in a higher revenues totaling US$86.1 million in 1Q06, compared to US$33.1 million in the same period in 2005.

Revenues of the customer services and others segment increased 90.6% mostly due to the revenue recognition of US$32.3 million from OGMA – a maintenance, repair and overhaul facility acquired in March of 2005 - and to the delivery of two used ERJ 145 aircraft to the Brazilian Air Force.

Net sales by segment	4Q05		1Q05		1Q06

	US$M	%	US$	%	US$M	%

Airline Market	793.0	66.6	578.2	75.8	504.2	62.4
Defense and Government Market	117.0	9.8	78.8	10.3	78.5	9.7
Executive Jet Market	123.3	10.4	33.1	4.3	86.1	10.7
Customer Services and Others	156.6	13.2	73.2	9.6	139.5	17.3

Total	1,189.9	100.0	763.3	100.0	808.3	100.0

Despite the increase in net revenues, the decrease in gross margin in 1Q06 compared to 1Q05 is related to the E-Jets learning curve and the 17.7% average appreciation of the real against the U.S. dollar during the period.

Operating Expenses & Income from Operations

During 1Q06, operating expenses totaled US$195.4 million, compared to US$143.5 million in the same period in 2005. Total operating expenses as a percentage of net sales increased from 18.8% in 1Q05 to 24.2% in 1Q06. As approximately half of operating expenses are denominated in reais, the 17.7% average appreciation of the real against the U.S. dollar period over period had a negative impact on income from operations.

Selling expenses increased from US$53.8 million in 1Q05 to US$78.3 million in 1Q06. This increase is a result of the Company’s effort to support the commencement of the EMBRAER 190 model operations, and of the implementation of a dedicated sales force and a marketing strategy to promote the Phenom 100 and Phenom 300, which will begin to recognize revenues starting in mid-2008 with the first deliveries of the Phenom 100. Marketing efforts to promote the Phenom jets include the launch of a worldwide full-scale interior mock-up tour of the Phenom 300 in February 2006.

Because of the capital restructuring process, the company did not recognize interest on shareholders’ equity in 1Q06, and therefore did not allocate any expenses associated with employee profit sharing.

Research and development expenses (R&D), increased by US$19.4 million in 1Q06 over the same period in 2005.  The appreciation of the real against the U.S. dollar contributed to an increase of US$5.0 million in R&D expenses as approximately 85% of R&D is denominated in reais. Additionally the development of the Phenom 100 and Phenom 300 contributed to an increase of US$8.7 million in R&D. During 1Q06, a total of US$4.1 million was recognized from risk sharing partners, offsetting R&D expenses.

In 1Q06, general and administrative expenses totaled US$51.0 million compared to US$42.2 million in 1Q05. The increase in administrative expenses was mainly due to the appreciation of the real against the U.S. dollar as approximately 80% of the Company’s administrative expenses are denominated in reais. Compared to 4Q05, administrative expenses decreased by US$15.2 million mostly do to lower expenses associated with the implementation of the SAP 4.7 Aerospace & Defense version.

Other operating expenses, net totaled US$16.4 million in 1Q06, US$11.2 million higher than in the same period in 2005 mostly due to a legal provision made by OGMA.

As a result of a lower gross margin and higher operating expenses, the Company’s operating margin in 1Q06 was 4.5% compared to 16.3% in the same period in 2005.

Net Income

Due to lower operating results, net income in 1Q06 decreased by US$31.2 million over the same period in 2005 reaching US$65.3 million, equivalent to US$0.37 of earnings per diluted ADS.

Higher average cash, cash equivalents and temporary cash investments available during the 1Q06, contributed to an increase in net interest income, which totaled US$32.0 million in 1Q06 compared to a net expense of US$7.1 million in the same period in 2005.

Income taxes for 1Q06 totaled US$8.0 million and represented an effective tax rate in US GAAP of 10.9%. Brazil’s statutory tax rate is 34%. Because of the restructuring process, the company did not recognize interest on shareholders’ equity in 1Q06, which is tax-deductible in Brazil.

Balance Sheet Highlights

As of March 31, 2006, Embraer’s cash, cash equivalents and temporary cash investments were US$1,694.0 million. On the same date, short and long term loans (excluding non recourse debt and recourse debt) totaled US$1,391.5 million. Therefore, the Company had a net cash position (total loans minus cash, cash equivalents and temporary cash investments) of US$302.5 million.

Balance Sheet Data (in US$ million)	4Q05	1Q05	1Q06

		(Unaudited)
Cash and cash equivalents	1,540.5	826.0	805.0
Temporary cash investments	373.0	44.2	889.0
Trade accounts receivable	450.8	857.2	482.1
Inventories	1,511.3	1,569.9	1,686.2
Fixed assets	381.5	389.2	385.7
Trade accounts payable	731.4	622.9	741.0
Loans	1,553.4	1,037.0	1,391.5
Shareholders’ equity	1,620.2	1,410.8	1,688.0
Net cash (debt) *	360.1	(166.8)	302.5

* Net cash = Cash and cash equivalents + Temporary cash investments - Loans

Cash, Cash Equivalents and Short-Term Investments

Of the total US$1,694.0 million balance in cash, cash equivalents and temporary cash investments, US$984.7 million is denominated in U.S. dollars and the remaining 42% is comprised of investments primarily in reais. Embraer’s investment strategy is to maintain cash and cash equivalents sufficient to minimize the currency and interest rate risks of its assets and liabilities. This strategy also takes into account expected future R&D and capital expenditures, substantially denominated in reais.

Trade Accounts Receivable and Customer and Commercial Financing

During 1Q06, trade accounts receivable increased by US$31.3 million to US$482.1 million. Of this total amount, approximately US$135.5 million is related to aircraft delivered for which sales financing arrangements are under structuring processes.

Customer and commercial financing decreased by US$50.8 million from 4Q05 to 1Q06 due to the completion of the financing structure of five EMBRAER 170 aircraft delivered to US Airways, which were acquired by Republic Airways.   Financing arrangements related to the remaining two EMBRAER 170 aircraft delivered to US Airways are expected be concluded by the end of June, 2006.

Inventories

During 1Q06, inventories increased by US$174.9 million, reaching US$1,686.2 million. This increase is due to the EMBRAER 170/190 production plan increase for the second half of 2006 and the beginning of the series production of the first EMBRAER 195, which is expected to be certified by mid-2006.

Short Term and Long Term Loans

Of the total debt, 72.0% is long-term and 13.4% is effectively denominated in reais and indexed to the CDI, at a weighted average interest rate of 11.8% per annum. The remaining US$1,204.7 million is denominated in other currencies, primarily U.S. dollars, with a weighted average interest rate of 6.9% per annum. Embraer’s average loan term is 2.4 years.

Capital Expenditures

Improvements and Modernization

Investments in the improvement and modernization of the Company’s industrial and engineering processes, and property, plant, and equipment totaled US$19.1 million during 1Q06.

Supplementary Information according to Corporate Law (Brazilian GAAP)

Today Embraer also reported its 1Q06 financial statements in accordance with the corporate law accounting method (Brazilian GAAP), which according to Brazilian legislation, are the basis for calculating distribution of dividends and interest on shareholders’ equity, income tax and social contribution. Below follows a selection of consolidated income data in accordance with Brazilian GAAP and in reais (R$).

Net sales in 1Q06 totaled R$1,768.8 million and gross profit was R$439.3 million, with a gross margin of 24.8%. Income from operations for the period totaled R$107.9 million, with an operating margin of 6.1%. Income before taxes was R$171.8 million. Income tax and social contribution totaled R$83.2 million, representing an effective tax rate of 48.4%. Net income for the period totaled R$86.9 million (4.9% of net revenues).

Airline, Executive, and Defense and Government Markets

Airline Market

During the first quarter of 2006 Embraer continued to diversify its customer base with the addition of firm orders from Royal Jordanian Airlines, AeroRepública, and China Eastern Airlines Wuhan to its backlog. At the end of the quarter, Embraer reported a firm order backlog of 341 jets including 26 aircraft from the ERJ 145 family and 315 aircraft from the EMBRAER 170/190 family.

In February, 2006, Embraer and U.S. Airways Group, Inc. reached an agreement to convert 57 undelivered EMBRAER 170 aircraft into 25 firm EMBRAER 190 aircraft and 32 additional firm EMBRAER 190 aircraft that are subject to reconfirmation by US Airways.  US Airways also placed 50 options for other aircraft in the EMBRAER 170/190 family.  Deliveries are scheduled to resume in November 2006.

Executive Jet Market

During the first quarter of 2006, Embraer’s Phenom 100 completed the Joint Definition Phase (JDP), a significant milestone toward the expected delivery of the Phenom 100 by mid 2008. To increase customer awareness of Embraer’s new business jets, the Company launched in February 2006 a worldwide full scale mock-up tour of the Phenom 300. The tour will extend across the U.S., with stops in Mexico and Canada. In Europe, the mock-ups will meet visitors in Germany, Switzerland, Holland and France. In the second half of 2006, they will be exhibited in the Brazilian cities of São Paulo and Rio de Janeiro, and later in Asia and China.

Also in February of 2006, Embraer disclosed two new Legacy 600 business aircraft sales to customers in Asia, expanding the Legacy 600 fleet in the region to eight aircraft. The two new jets are scheduled to be delivered in 2006. As of March 31, 2006 a total of 71 Legacy 600 were delivered to 17 countries.

Defense and Government Market

Modernization of the 46 F-5BR fighters for the Brazilian Air Force is progressing as scheduled, and as of March 31, 2006 five aircraft had been delivered. The upgraded F-5 BRs will have new technology, contributing to better operational performance.  Also on schedule is the contract for the modernization of the 53 A-1 (AMX) attack aircraft for the Brazilian Air Force. In addition, during 1Q06 two EMBRAER 170 aircraft were delivered to TAME, an Ecuadorian state owned airline.

During 2005 the decision to use the ERJ 145 platform for the U.S. Army Aerial Common Sensor (ACS) program, previously announced in 2004, became jeopardized as system issues were identified during the development of the program that pointed to the need for a larger platform. In January 2006, the U.S Army announced the suspension of the ACS program.

Backlog & Delivery Forecast

On March 31, 2006, Embraer presented the following firm order backlog:

Model	Firm Orders	Options	Deliveries	Firm Order Backlog

ERJ 135	123	2	108	15
ERJ 140	74	—	74	—
ERJ 145	682	157	671	11
EMBRAER 170	141	116	102	39
EMBRAER 175	22	—	15	7
EMBRAER 190	253	286	20	233
EMBRAER 195	36	40	—	36

Total	1331	601	990	341

*Includes aircraft from the Defense and Governments Market (Satena and Tame)

Out of 145 aircraft deliveries in 2006, Embraer delivered 27 aircraft in the first quarter of 2006.

Approximately 60% of aircraft deliveries forecasted for 2006 are expected to be concentrated in the second half of the year.

Embraer maintains its forecast for deliveries of 145 and 150 aircraft to the Airline, Executive and Defense and Government Markets (including only authority transportation aircraft) in 2006 and 2007, respectively.

As of March 31, 2006, Embraer’s firm order backlog, including the Airline, Executive Jet and Defense and Government markets totaled US$ 10.4 billion.

Investor Relations

Embraer’s American Depositary Shares (ADS) traded on the New York Stock Exchange (NYSE) closed at US$36.85 at the end of March 2006, representing a 5.8% decrease in value during the first quarter.

The Company’s common and preferred shares traded on the Bolsa de Valores de São Paulo (BOVESPA) closed at R$19.52 and R$19.86, respectively, at the end of March 2006, representing an increase of 8.44% and decrease of 13.5%, respectively, during the first quarter of 2006. The Bovespa index in turn increased in value by 13.4% during the same period.

The average daily trading volume for the ADSs, common shares, and preferred shares during the same period was US$24.6 million, R$9.2 million, and R$12.0 million, respectively.

At the Extraordinary General Shareholders meeting held on March 31, 2006 Embraer shareholders, including holders of common, preferred and American Depositary Shares, approved a capital restructuring of Embraer that consists of the adoption of a new capital structure, which will allow Embraer to be listed on the Novo Mercado segment of the São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or BOVESPA and extended voting rights to all shareholders. The proposed restructuring is intended to create a basis for the sustainability, growth and continuity of Embraer’s businesses and activities by simplifying the capital structure of Embraer and thereby improving access to capital markets and increasing financing resources for the development of new products and expansion programs.

Recent Events

EMBRAER RECEIVES FIRST FLEET ORDER IN EUROPE FOR 50 PHENOM 100

On May 3, 2006, Embraer announced that Geneva-based JetBird acquired 50 Phenom 100 jets and placed an option for an additional 50 aircraft.

The value of the contract is in the order of US$140 million at list price in January 2005 economic conditions, with a potential of reaching approximately US$280 million if all options to purchase Phenom 100 jets are exercised. The Phenom 100 is expected to enter service in mid-2008 and JetBird is scheduled to take delivery of its first aircraft in April 2009.

EMBRAER ANNOUNCES TWO MORE LEGACY 600 SALES FOR THE MIDDLE EAST

On May 2, 2006, Embraer announced the sale of two more Legacy 600 aircraft to a customer in the Middle East, bringing the total amount of executive jets operating in the region to seven.

EMBRAER PRESENTS THE LINEAGE 1000 BUSINESS JET

On May 2, 2006 Embraer introduced the Lineage 1000, an ultra-large business jet based on the EMBRAER 190 commercial jet platform. The aircraft is the fourth in Embraer’s growing business jet portfolio and is expected to enter service in mid-2008.

THREE NEW EMBRAER 190s ORDERED BY COPA AIRLINES

On April 20, 2006, Copa Airlines exercised three options for the EMBRAER 190, increasing the number of firm E-Jets in its orderbook to 15, two of which have already been delivered. Copa Airlines also has options to purchase an additional 15 EMBRAER 190 aircraft. Delivery of the three new aircraft is scheduled for 2007 and 2008.

EMBRAER OPENS NEW NASHVILLE MAINTENANCE HANGAR

On April 13, 2006 Embraer opened a new 78,000 square-foot (7,250 square-meter) hangar at Nashville International Airport (BNA) in Tennessee. Growth of its subsidiary Embraer Aircraft Maintenance Services, Inc. (EAMS) will result in 165 new jobs in Nashville and is expected to meet the rising demand for a full-service aircraft maintenance, repair and overhaul facility, particularly for the growing EMBRAER 170/190 family fleet in North America.

Conference Call Information

Embraer will hold a conference call to review its 1Q06 Results in US GAAP May 15, 2006.

English (US GAAP)	Portuguese (BR GAAP)
10:00 am (NY Time)	8:00 am (NY Time)
11:00 am (SP Time)	9:00 am (SP Time)

Dial-in Numbers	Dial-in Number
(1-800) 860-2442	(+55)11-4613-0501
(1-412) 858-4600	Code: Embraer
Code: Embraer

Replay Number	Replay Number
(+55) 11- 4613-4532	(+55)11-4613-4532
Code: 410	Code: 218

The conference call will also be broadcast live over the web at www.embraer.com

For additional information please contact:

Investor Relations
(55 12) 3927 4404
investor.relations@embraer.com.br

This document includes forward-looking statements or statements about events or circumstances which have not occurred. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business and our future financial performance. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: general economic, political and business conditions, both in Brazil and in our market; expectations of trends in the industry; our investment plans; our capacity to develop and deliver products on the previously agreed dates; and existing and future government regulations.

The words “believes,” “may,” “will,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar words are intended to identify forward-looking statements. We undertake no obligations to update publicly or revise any forward-looking statements because of new information, future events or other factors. In the light of these risks and uncertainties, the forward-looking events and circumstances discussed in this press release might not occur. Our actual results could differ substantially from those anticipated in our forward-looking statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

A S S E T S

	As of December 31, 2005	As of December 31, 2006

	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	1,540,504	804,959
Temporary cash investments	373,050	888,982
Trade accounts receivable, net	445,520	476,203
Collateralized accounts receivable	65,440	52,527
Customer and commercial financing	147,118	93,244
Inventories	1,477,559	1,647,924
Deferred income taxes	121,376	111,705
Other current assets	444,954	431,473

Total current assets	4,615,521	4,507,017

NONCURRENT ASSETS:
Trade accounts receivable, net	5,304	5,881
Collateralized accounts receivable	788,780	798,319
Customer and commercial financing	460,044	463,089
Inventories	33,746	38,294
Property, plant and equipment, net	381,476	384,718
Investments	31,433	32,160
Deferred income taxes	302,303	357,041
Other noncurrent assets	306,950	312,836

Total noncurrent assets	2,310,036	2,392,338

TOTAL ASSETS	6,925,557	6,899,355

LIABILITIES AND SHAREHOLDERS’ EQUITY

	As of December 31, 2005	As of December 31, 2006

	(Unaudited)
CURRENT LIABILITIES
Loans and financing	475,305	389,464
Capital lease obligation	2,753	2,666
Non recourse and recourse debt	321,172	312,932
Trade accounts payable	728,011	737,696
Advances from customers	485,958	546,764
Other current liabilities	641,237	591,216

Total current liabilities	2,654,436	2,580,738

LONG-TERM LIABILITIES
Loans and financing	1,078,117	1,001,995
Advances from customers	97,024	87,800
Contribution from suppliers	97,852	93,441
Non-recourse and recourse debt	498,081	486,627
Deferred income taxes	165,250	187,718
Contingencies	33,691	37,171
Other long-term liabilities	634,079	686,603

Total long-term liabilities	2,604,094	2,581,355

MINORITY INTEREST	46,775	50,259

SHAREHOLDERS’ EQUITY:	1,620,252	1,687,003

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,925,557	6,899,355

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of U.S.dollars except per share data

	Three Months Ended

	March 31, 2005	March 31, 2006

	(Unaudited)
Gross sales
Domestic market	98,309	33,880
Foreign market	861,547	775,370
Sales deductions	(6,322)	(975)

Net sales	763,290	808,275

Cost of sales and services	(495,290)	(576,358)

Gross profit	268,000	231,917

Operating expenses
Selling expenses	(53,798)	(78,307)
Research and development	(30,368)	(49,729)
General and administrative	(42,155)	(51,036)
Employee profit sharing	(11,988)	—
Other operating expense, net	(5,187)	(16,386)
Equity in income (loss) from affiliates	—	—

Income from operations	124,504	36,459

Interest(expense) income, net	(7,104)	32,023
Foreign exchange gain (loss) ,net	2,888	1,287
Other non-operating income (expense), net	(24)	3,575

Income before income taxes	120,264	73,344

Income tax benefit (expense)	(22,453)	(8,034)

Income before minority interest	97,811	65,310

Minority interest	(1,306)	(52)

Net income	96,505	65,258

Earnings per share
Basic	—
Common	0.1258	0.0848
Preferred	0.1384	0.0933
Diluted
Common	0.1251	0.0844
Preferred	0.1376	0.0928
Weighted average shares (thousands of shares)
Basic
Common	242,544	242,544
Preferred	476,721	479,288
Diluted
Common	242,544	242,544
Preferred	480,840	482,571

Earnings per share -ADS basic (US$)	0.5537	0.3730

Earnings per share - ADS diluted (US$)	0.5504	0.3713

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of U.S.dollars except per share data

	Three Months Ended on March 31

	2005	2006

	(Unaudited)
CASH FLOW FROM OPERATING ACTIVITIES
Net income	96,505	65,258
Adjustments to reconcile net income to net cash
Depreciation and amortization	17,191	25,158
Provision for contingencies	—	1,271
Deferred income taxes	(3,102)	1,211
Exchange loss(gain), net	—	(1,287)
Other	8,576	8,358

	119,170	99,969

Changes in assets and liabilities:	(240,728)	(126,505)

Net cash provided by (used in) operating activities	(121,558)	(26,536)

CASH FLOW FROM INVESTING ACTIVITIES
Temporary cash investments held for trading	—	(515,409)
Additions to property, plant and equipment	(13,660)	(19,118)
Others	(68)	341

Net cash provided by (used in) investing activities	(13,728)	(534,186)

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of loans	(521,682)	(301,259)
Proceeds from borrowings	227,416	112,983
Dividends and/or Interest on capital paid	(59,441)	(42,705)
Others	2,045	—
Payments on capital lease obligations	(279)	(1,011)

Net cash provided by (used in) financing activities	(351,941)	(231,992)

Effect of exchange rate changes on cash and cash equivalents	(783)	57,169

Net increase (decrease) in cash and cash equivalents	(488,010)	(735,545)

Cash and cash equivalents, at beginning of period	1,314,038	1,540,504

Cash and cash equivalents, at end of period	826,028	804,959